A Letter to the Investors

Dear investors,

2011 was a tough year for us, economic recovery in the world has been slower than many people expected, and the Chinese economic growth has been subdued due to a series of tight fiscal and monetary policies to rein in the nonstop inflation, which render the much needed capital a scarce resource for small and medium non state owned enterprises. In spite of all of the difficulties, we are still pleased to report a strong set of results for the financial year 2011. Our revenue grew 51% to $262.8 million; net income increased by 60.2% to $42 million, earnings per share was reported at $0.76 compared with $0.51 EPS for last year. We closed our year with a healthy backlog of $296.4 million, which will help us to deliver a promising result for the year 2012.

Tough time never last, but tough people do.

Hollysys survived a string of unprecedented strikes and passed the severe test with an outstanding score amidst the negative market conditions and external disastrous events during our fiscal year 2011. The first came in to nearly halt the high-speed rail business since February, when the minister of the Ministry of China Rail, Liu Zhijun, who didn’t support Hollysys during his tenure, was removed because of criminal activities. Then the new nuclear power plant projects got suspended from March, a rippling effect of the Japanese nuclear power plant radiation leakage accident caused by the earthquake and tsunami. In addition to the two cold waves fallen upon us, Hollysys experienced the most catastrophic plague, which was the short selling pressure and the distrust of the China based companies, because some of them, especially those went public through back door listing, were found lacking of adequate corporate governance and internal controls and discovered or exposed to commit serious frauds in their proclaimed business data such as contracts, revenues, profits even bank account balances. With extraordinary courage and efforts called upon to have overcome the previous pummels, we had to confront another disastrous impact, the Wenzhou high speed rail collision accident, which killed 39 passengers and injured 191 passengers. Even though we concluded that our ATP system worked fine and normally during the accident based on data analysis from various sources not long after the accident, and we announced our conclusion on a timely basis, the tragic event still led to severe panic among our shareholders, and drove our prices to the 52 weeks low.

During these hard times, our colleagues and I did not complain or grumble about these unfair treatment, because we strongly believe that tough time never last but tough people do! There are no great long-lasting companies in the world without experiencing various hardships and perils. Compared with our multinational competitors, most of which have lasted more than a century, the tremendous hardship forced upon us now will stifle our potential vanity, complacency and impetuosity, solidify our business and strengthen our tenacity to strive for our great objective to build an everlasting, healthy and sustainable growing automation company in the world. Facing the uncontrollable difficulties, we calmly analyzed each of them and formulated clear strategies for every business sector.

For our nuclear power plant control business, which has improved our company image and raised our core competence dramatically by achieving the highest technical requirements and paramount quality specifications, and greatly inflated our shareholders expectations, we realized that the business has much more an emblematic meaning than an economical one to us and we have remained sober from the early stage. We calculated clearly, instead of speculating boldly, that our subsidiary joint venture company will get 4 to 6 projects each year at most for the next 10 to 15 years, under the current China’s ambitious nuclear power development and construction plan. Although the nuclear power control business looks quite lucrative on project basis, it is very hard to become a powerful engine to drive Hollysys’ perpetual growth at a desired pace due to its limited financial impact and earning capability. Understanding the scenario, Hollysys made the strategic decision on nuclear power control business sector, that we will deploy only adequate resources after our system platform is complete to guarantee the required system high quality and supply our JV to generate decent profit, and ensure our JV to continuously enjoy a leading position in this field in China.

Notwithstanding the ups and downs of our rail way automation business, including signaling system and SCADA system for the high-speed rail and subway segments, our judgment is that this will be a profitable and sustainable business with high entry barrier requiring critical safety concerns, and the market is quite lumpy and not huge enough to attract too many competitors. We understand this business very clearly that it is very difficult for us to forecast its financial figure on quarterly even annual bases. Considering the mass transportation requirement in China and the world, especially under the increasing pressure for environmental protection and energy conservation, we believe that railway transportation will grow for a very long time. Thanks to the Ministry of Rail, who awarded us this golden opportunity to design and supply the 250 km/h and 350km/h high-speed rail signaling system, and assisted us in setting up the collaborative relationship with Hitachi for the 250km/h on-board ATP system and with Ansaldo for the 350 km/h telecommunication based train control systems, we have grown from a new entrant to a very competitive signaling system provider within a short time span of 5 years, which would have taken the multinational competitors at least 10 years . Being able to participate in drawing the CTCS standard and having delivered successfully quite amount of signaling systems, which have experienced various severe application environments with solid quality and great functionalities, is an invaluable experience to understand the genuine requirement and specifications of high- speed rail signaling system, which would be impossible to grasp without hands-on practices. Through working and providing CTCS standard compliant signaling systems to MOR, we obtained a rare opportunity to learn high-speed rail signaling technologies and mature experiences and accumulate strong track records through which we successfully cultivated and developed our own proprietary capability from both technology and implementation perspective to support our strategic goal for this business going forward.

With our clear understanding of the CTCS, China Transportation Control System standards, and invaluable experiences accumulated from this round of China’s high-speed rail build-out, we have finished all of the R&D investment and are qualified to fulfill all of the projects for the Ministry of China Rail, and could have temporarily boosted our earnings by diminished R&D spending. However, Hollysys has always been watching the big picture of this business. In order to establish long term distinguished competitive advantages, to be able to explore the rail market outside of China, and to exploit the full potential of our signaling platforms in metro systems, we have to redesign the whole set of signal systems totally on our own proprietary technologies and get fully certified by the prestigious European Organizations for the SIL 4 certification (Safety Level IV). It is a paramount of investment in capital and human resources for a fledgling business in Hollysys. Through fastidious analysis of all safety requirements and comparison of the technical advantages of the mature systems, and leveraging on our core technologies gained from our industrial control system design and development, our engineers worked around the clock for the past one and half years, and finished most of the prototypes of most of the platforms, and near the finish line to get all certified by the most prestigious TUV. The signaling system set includes the onboard ATP system with SIL 4 for high-speed rail and subway used to protect the train from over speed and accidents, the ground based TCC train control system with SIL 4 for ground safety control of trains, CBI computer based interlocking system with SIL 4 for both high speed rail and subway, ATS automatic train supervision system with SIL 2 for metro ATC systems, and some other auxiliary interfacing products. Based on our own technologies, we can customize our system platforms to meet every level of requirements from conventional rail signaling systems to the most state-of-the-art high-speed rail applications, not only for Chinese market but also for international market. Our current schedule is that most of the platform will be certified by the calendar 2011 year-end, and ATP for metro systems with ATO (automatic Train Operation) will be certified by the end of calendar 2012. Given the series negative events surrounding China’s high-speed rail build-out, it is hard for us to make any prognosis on how quickly the China rail construction will recover, and all we can do is to make ourselves ready in all aspects in order to capture the opportunity when it does arise. Being armed with the full signaling product offerings, we are more confident and excited than ever to aggressively compete in the global arena of rail signaling market.

In subway SCADA business, we made a conscientious decision of concentrating on the quality customers and higher margin projects prior to our proprietary subway signaling system coming out to the market. The application of SCADA for subway operation is not safety and operation critical and there is a trend that price-cutting is the only competitive weapon wielded by our competitors. With our full suite of subway signaling products certified by European safety standard, our SCADA competitive advantages will be greatly enhanced by bundling it together with our signaling system, not only for the market in China, but the international market at large.

Innovation to Drive Long Term Sustainable Growth for the Industrial Automation Business

Since its inception, Hollysys has been very lucky, but we never depend on good luck. Every few months or on some special situations, my colleagues and I sit down calmly to evaluate our business environments and opportunities through comprehensive SWOT analysis, so as to make judicious decisions.

At the time when our high-speed rail business was showing and regarded as the most promising prospect, and our capabilities are ready for full fledged fly, we made the very tranquil judgment that this business would be a good long term business, but with certain level of uncertainties and lumpiness in nature due to customer concentration, Hollysys cannot afford soly depending on such a uncontrollable business to maintain a sustainable and steady growth over the longer term. Through a circumventing examination, we realized that our incumbent industrial automation business had much greater growth potential which we were far from fully exploiting it.

First of all, our mindset needs to be changed in order to perceive the new scenario of this traditional business, which means to re-define Hollysys industrial control business from a DCS system provider to a total system solution provider.

The demographic structure change and aging process acceleration will transform every aspect of our life in China. The shortage of labor force and the fast increasing labor cost will force most of the manufacturing factories to utilize automation products and systems to replace manual workers, which will create unfathomable additional growing opportunities for the automation companies and we will strive to gain a substantial part of it.

The second driving force derived from the fundamental transformation of business environment predicted by C. K. Prahalad and M.S.Krishnan in their book “the New Age of Innovation”. According to Prahalad and Krishnan, the transformation is built on two basic pillars: namely N=1 and R=G BY N=1, it means that value is based on unique personalized experiences of consumers and firms have to learn to focus on one consumer and his/her experience at a time even if they serve 100 million consumers. R=G defines that no firm is big enough in scope and size to satisfy the experiences of one consumer at a time, and that all firms will access resources from a wide variety of other big and small firms, focusing on access of global resources instead of owning them. This mega trend is fully reflected in our industrial automation market. Firstly, the technological progress in all the measurement instrumentations and equipments, which become intelligent with sophisticated communication protocols rather than the 4-20mA physical signals, makes most of the field maintenance oriented engineers unable to handle, and it is far from economical for the factories to maintain these engineering staffs due to the dramatic increase in salaries and other labor costs. Therefore, more and more of our customers incline to let the system providers to become the MAV main automation vendor. We refer to this integrated solution as one-stop shop. Secondly, fierce competition between the manufacturing enterprises forces them to enhance their productivity and product quality constantly, and this can be easily realized through advanced automation recipes and algorithms. To obtain these objectives needs the systems provider to fully understand the manufacturing process, which requires the closer collaboration between the customer and the vendor. This trend will transform the conventional purchasing mode, where all systems and equipments are separately purchased through individual bidding processes, to a steady and long term collaboration between customers and qualified system vendors. This new relationship between customer and automation system provider based on long term collaboration is referred to as back room service provider.

Based on this point of view, Hollysys began to execute a new growth strategy from July of 2010. The new strategy comprises mainly three categories of actions: firstly, we enlarge the sales network all over China in three years so as to cover most the industrial areas to guarantee full access to every incumbent and potential customer. We refer to this strategy as farming the customer field, where you can expect your yield depending on your investment and labor, instead of sporadic hunting for projects, where you may succeed to get the prey only if you are very skillful and having some good luck. Secondly, we spend significant investments to enhance our system functions both vertically and horizontally. Vertical integration means that we will supply each customer with full spectrum of products from the DCS control to process management software packages such as AMS asset management system, MES manufacturing execution systems, APC advanced process control systems, OTS simulation and on job training system, and dedicated solutions for power, chemical, cement, iron and steel, pulp and paper process with expertise. Horizontal extension is to expand our products to include DCS, PLC, and proprietary safety protection systems and various instrumentation equipments integrated from our OEM resources or some third party vendors. Thirdly, we have been inviting prestigious experts in every application field to join Hollysys so as to help our customers improve their manufacturing process.

The new growth strategy for industrial automation has delivered astonishing results of more than 35% revenue growth year-over-year, which is much more than we expected, considering the DCS markets growth rate has been no higher than 12% in the past few years. More importantly, this stellar performance provides our colleagues with great confidence in our new set strategy, through which they see a high annual growth rate of 25% to 30% possible and plausible for industrial automation for the foreseeable future. Through our new growth strategy and strong execution, our goal is to enable a traditional low-growth business line rejuvenated to become a fully charged engine to drive our business growth forward.

M&A to Accelerate International Development

There has been a continuous pressure from our investors that Hollysys was too meticulous in M&A activities to utilize the capital to grow the business faster. Having seen too many M&A cases ended up with sad and vacant results instead of promising and promised growth, therefore we have been controlling the impetus to rush into any M&A just for the ego and vanity of the management team. Nevertheless, with perfect synergy in business operation and congruent match in cultures, we see the Concord acquisition will tremendously accelerate Hollysys’ international business expansion and development.

Having a strong belief that the emerging markets will constitute a significant part of our business where potential customers are exuberant without local competitors, Hollysys has been trying to exploring the South and East Asian automation market for the past three years. It was quite disappointing to have realized that we didn’t achieve our desired goal at a satisfactory pace, due to lacking an effective team capable addressing vastly different markets with cultural and linguistic differences and inability to establish a trustworthy brand in a short time. As we were groping around in the darkness and anxiety, Concord came to our eyesight. Established in 1983, Concord is an engineering company carrying out electrical systems and instrumentation installation and testing work in industrial sectors such as power plant, chemical process, water processing and semiconductor manufacturing. In the past five years, Concord has successfully entered a promising business segment, to install and test electric power and signal systems in metro transportation and high-speed rail industries. Being a grass-root enterprise without any prominent background, very much like Hollysys in this aspect, the founders of Concord, the Chim brothers, have known it well that they have no privileges and no one to rely on to win business opportunities except delivering outstanding engineering result with the lowest cost on consistent basis. Dreaming to build a long-term sustainable enterprise, they have been persistently improving the project management efficiency, the quality of service, and dedicating to a harmonious and mutual beneficial relationship between colleagues and customers with integrity and value-adding. Leveraging on its strong track record and reputation, Concord has become one of the most competitive engineering companies in ASEAN countries and Middle East, working as a sub-contractor with the most established EPCs in the region. Concord management was well aware that lacking of proprietary technology and products in its addressable market verticals prevents it from elevating its business to the next higher level. Both Concord and Hollysys see the perfect match of Hollysys’ full product offerings in industrial automation and rail signaling markets combined with Concord’s long-time established team and customer base and are highly confident in achieving the desired synergetic advantages and establishing Hollysys’ foothold in international market, which in turn will create sustainable value for our customers and shareholders.

Better Value for Money Is Always Part of Our Competitive Edge

According to the classical competitive advantage theory, differentiation and low cost are two effective weapons to maintain competitive edge over competitors. Although Hollysys has been consistently enhancing our differentiation level by constantly improving our product performances and fostering customer affinities by our tailored solutions and satisfactory services, we have never stopped the endeavor to streamline our R&D, manufacturing, procurement, project execution processes, to sift out unnecessary applications and redundant procedures so as to drive the overall cost 6% to 8% down every year, even though remuneration and other costs have been increasing consecutively every year. Dr. He Jianfeng, the China’s business group president known as the Czar in Hollysys for his tough execution, has been taking charge of this responsibility since the beginning of our fiscal 2011. With our competitive engineer labor cost at 70% lower than our multinational competitors, our persistently improved operation, and our reliable and mature system platforms proven in tens of thousands projects in various harsh applications in China, we have no doubt in our sustainable and profitable growth not only in Chinese market but also in the world.

Our Distinguished Team Ensures Solid Execution of Our Growth Strategies

It is my great pleasure to share with you that what I have enjoyed most during all these 18 years of growing our innovative enterprise is being able to work with my team, who shares the same dream with me and relieves me from all of the distress and operational managerial chores in different business operations so that I can have the time and mental tranquility to keep watching the mega trends pertinent to our business environment, and technology development in our field to prevent any big mistaken decisions made at strategic level. In 2010, we reorganized our business and constituted Hollysys Group in China (HGC), managing all our business activities in China. The group is mainly consisted of strategic executive committee (SEC), R&D center, manufacturing plant, Beijing Hollysys Co. Ltd (BHC) engaging in high-speed rail and subway businesses, Hangzhou Hollysys Co. Ltd (HHC) engaging in process control (DCS) and developing our sales network in China, Beijing Hollysys Automation and Driver Co. Ltd (BHAD) dedicated to factory automation (PLC) business, and Xian Hollysys Co Ltd (XHC) for R&D and exploring new automation opportunities. Our SEC is consisted of the following members of our key business executives.

Wang Changli, 48, PhD in Automation, 18 years with Hollysys, Chairman of HGC, Chairman and CEO of Hollysys Automation Technologies Ltd.;

He Jianfeng, 49, PhD in Automation, CEO of HGC, 14 years with Hollysys, previously CEO of HHC and BHC in change of business execution and overhauling corporate internal functions and processes;

Peter Li, 47, Master in Educational Administration with C.G.A. professional accounting designation, 3 years with Hollysys, CFO of Hollysys Automation Technologies Co. Ltd.;

Xu Yue, 50, Master in Computer Science, CEO of BHC, 11 years with Hollysys, in charge of high-speed rail and subway businesses, instrumental in building a top-notch team for high-speed rail business from 30 to 300 people in 6 years, leading Hollysys in the process to have emerged as one of the leading players in signaling business in China;

Shi Hongyuan, 42, Master in Precision Instrumentation, 14 years with Hollysys, CEO of HHC from 2010, previously in charge of R&D;

Shao Baiqing, 43, Master in Computing and Automation, 18 years with Hollysys, Vice President of HGB and CEO of XHC，in charge of corporate branding, business development and Administration of XHC, previously in charge of R&D, production, power plant automation, Information systems, and HR;

Shi Bo, 41, B.Sc. in Computer Science, 18 years with Hollysys, in charge of R&D;

Zhou Yuanna, 48, MBA, B.Sc. in Automation and Control, 13 years with Hollysys, COO of HHC, in charge of DCS sales and network building, being instrumental in driving Hollysys Industrial automation business growth;

Xu Changrong, 41, PhD in Thermal power and Instrumentation, 14 years with Hollysys, CEO of BHAD, in charge of growing Hollysys’ PLC business to one of its growth engines;

Qu Xiaorong, 41, Master in Finance and Accounting, 5 years with Hollysys, Chief Finance Controller of HGB, in charge of corporate finance and accounting.

Most of our executives have shared happiness and hardships with me for more than 10 years and they earned their position by merits and capabilities. It is our shared ambition to develop a sustainably growing automation company in the world, to create genuine value for our customers, shareholders and colleagues, and to compete with the century old multinationals. Although we have successfully accomplished many outstanding projects such as 1000 MW nuclear power control systems, high-speed rail signal systems and sophisticated control systems in various industries through our consistent innovative work, we have never shown complacency, because we are well aware that we are still very immature compared with our competitors. I am grateful and deeply indebted to their integrity and loyalty to our great mission, and they sacrificed their leisure time because of the tremendous work load, not to mention that they could have earned much more money if they had worked for the multinational companies.

It is out of our capability to predict the economical conditions and stock market fluctuations in the future, however, based on the tenacious determination of our people to consistently improve our competitive edges through effective innovation and efficient operations, to prepare to fight any unexpected difficulties and to win big in favorable environment, we are confident that our investors are going to be greatly rewarded for their sagacious choice and their faith in Hollysys. I am writing this letter with my heart, trying to clarify some of your concerns and to share my considerations and my feelings with you, wishing to improve the mutual understanding and to enhance transparency of our decision making process.

I would like to end this letter with an old saying that if winter comes, can Spring be far behind?

With Best Wishes,

Wang Changli
Chairman and CEO
Hollysys Automation Technologies co. Ltd